Exhibit 99.1

Ossen Innovation Enters into Amendment No. 1 to Merger Agreement for Going Private Transaction

SHANGHAI, June 16, 2021 /PRNewswire/ – Ossen Innovation Co., Ltd. (the “Company”) (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced that it has entered into an Amendment to the Agreement and Plan of Merger dated June 16, 2021 (“Amendment No. 1”) to amend its previously announced Agreement and Plan of Merger, dated as of December 17, 2020 (the “Merger Agreement”), by and among the Company, New Ossen Group Limited (“Parent”) and New Ossen Innovation Limited (“Merger Sub”).

The Merger Agreement provides that either the Company or Parent may terminate the Merger Agreement if the effective time of the merger has not occurred on or before June 17, 2021 (the “Termination Date”). Pursuant to Amendment No. 1, the parties have agreed to extend the Termination Date by three (3) months to September 17, 2021.

The Company’s board of directors (the “Board”), acting upon the unanimous recommendation of a committee of independent and disinterested directors established by the Board, approved the Amendment No. 1 to extend the Termination Date.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Ma'anshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Wei Hua, Chief Executive Officer

Email: int.tr@ossengroup.com

Phone: +86-21-6888-8886

Web: www.osseninnovation.com

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